August 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:
Europa Acquisition I, Inc. File No. 000-54037
Europa Acquisition II, Inc. File No. 000-54038
Europa Acquisition III, Inc. File No. 000-54039
Europa Acquisition IV Inc. File No. 000-54040
Europa Acquisition V Inc. File No. 000-54041

Dear Ms. Long:

We represent Europa Acquisition I-V, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 16, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statements (the “Registration Statements”) on Form 10 filed on July 20, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Security Exchange Act of 1934, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response:
The Company is aware that the registration statement will become effective by operation of law sixty (60) days from the day the Company filed the Form 10 registration statement. The Company is also aware that once the registration statement becomes effective they will then be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Commission has not completed the review process of the filing.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 3

2.  During the next 12 months you anticipate incurring costs related to the filing of Exchange Act reports and consummating an acquisition.  You believe you will be able to meet these costs through the use of funds in your treasury and additional amounts, as necessary, to be loaned by or invested by your stockholders, management or other investors.  Please clearly identify each source of liquidity pursuant to Item 303 (a)(1) of Regulation S-K.  Given that you do not have any assets reported on your balance sheet as of June 30, 2010, please clarify what is meant by funds in treasury.  It is not clear if these funds are currently available for your use.

Response:
The Company acknowledges that it anticipates incurring costs related to the filing of Exchange Act reports and consummating an acquisition in the next 12 months. The disclosure has been amended to show that the Company has no funds in treasury to cover such costs, and that funds to cover such costs will not come from stockholders or other investors. The disclosure has been further amended to show that such costs will be paid for by the Company’s president and sole director, Peter Reichard.

3.  We note the statement that the costs of investigating and analyzing business combinations for the next 12 months and beyond such time may be paid with money loaned to or invested in you by your stockholders, management or other investors.  Please also disclose whether you have any contractual agreements for such funding.

Response:
The disclosure has been amended to show that the costs of investigating and analyzing business combinations for the next 12 months and beyond such time will not be be paid with money loaned to or invested by the Company’s stockholders or other investors, but, instead, such cost will be paid by the Company’s president and sole director, Peter Reichard. The disclosure has been amended further to show that the Company currently has no written contractual agreements in place with Mr. Reichard to provide such funding; however, Mr. Reichard has verbally agreed to provide such funding until the Company engages in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations.

Form of Acquisition, page 2

4.  Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company’s management.

Response:
The disclosure has been amended to provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company’s management. The disclosure has also been amended to clarify that the Company is not soliciting investors.

5.  Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements prior to any merger or acquisition.

Response:
The disclosure has been amended to show that the Company intends to provide its shareholders with complete disclosure concerning a possible target entity and its business, including audited financial statements (if available to the Company) prior to any merger or acquisition.

Risk Factors, page 4

6.  We note that the company’s independent auditors have issued a going concern.  Please provide separate risk factor disclosure at the beginning of the section that you have received a going concern opinion from your auditor.

Response:
The Company acknowledges that their independent auditors have issued a going concern opinion. A separate risk factor disclosure has been added at the beginning of the section to disclose that the Company received a going concern opinion from their auditor.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

7.  Please briefly describe the full business experience of your director and executive officer during the past five years, including dates of employment.  Please refer to Item 401(e) of Regulation S-K.

Response:
The disclosure has been amended to describe the full business experience of the Company’s director and executive officer during the past five years, including dates of employment in accordance with Item 401(e) of Regulation S-K.

Current Blank Check Experience, page 9

8.  Please explain the purpose of these other companies and discuss the impact each will have on the others.

Response:	The disclosure has been amended to explain the purpose of the other companies and the impact each will have on the others.

9.  Please provide a discussion of any blank check or shell companies in which your promoters and management may have been involved.  The discussion should include the name of each company,  the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and management’s subsequent involvement in the company.

Response:	The section has been amended by adding disclosure that the promoters and management of the Company have not been involved in the creation of any other blank check or shell companies.

Item 6. Executive Compensation, page 9

10.  We note that your sole officer and director will not receive any remuneration until the consummation of an acquisition.  Please disclose any compensation earned by this individual.  We do note the statement that there are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise. Please clarify and refer to Item 402(n) of Regulation S-K.

Response:
The disclosure has been amended by deleting the statement that the Company’s sole officer and director will not receive any remuneration until the consummation of an acquisition. The section has been amended to disclose any compensation earned by the Company’s sole officer and director in accordance with Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 9

11.  We note your reference to Regulation S-B instead of Regulation S-K.  Please revise accordingly.

Response:	The disclosure has been amended to reference Regulation S-K.

Part II
Item 4. Recent Sales of Unregistered Securities, page 11

12.  Please disclose the services rendered to you in exchange for the unregistered securities.

Response:	The section has been amended to disclose the services rendered to the Company in exchange for the unregistered securities.

Financial Statements

General

13.  Please disclose in a footnote to the financial statements the date through which subsequent events have been evaluated.  Refer to ASC 855-10-50-1.

Response:
The Company did not consider the requirements of  855-10-50-1, as this standard only applies to an entity that is not an SEC filer.  We instead followed the guidance of 855-10-S20 and 855-10-S99-2, which require the company to evaluate subsequent events through the date of issuance to ensure the footnotes are not misleading. We feel that the disclosure is proper and no additional disclosure is necessary.

Note 1. Summary of Significant Accounting Policies and Organization

(E) Income Taxes, page F-7

14.  You recorded a deferred income tax asset for your net operating loss carryforward of $1,250 and a corresponding valuation allowance of $1,250.  Please help us understand how you arrived at the amount of the deferred income tax asset and corresponding valuation allowance pursuant to ASC 740-10-30-5.  In this regard, it appears that you took the entire amount of your operating loss carryforward in arriving at the deferred income tax asset amount rather than applying a tax rate to the operating loss carryforward to arrive at the deferred tax asset amount.

Response:	The Company has revised the typo in Note 1(E) to show the deferred tax asset at $425 and not the total net operating loss carry forward of $1,250.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin
Partner